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                                                                      EXHIBIT 70

                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                                 DRILLING REPORT
                                  13 APRIL 2004

MOOSE - 2 ST1

TYPE:                       Oil Exploration / Appraisal well

LOCATION:                   PPL 238, Eastern Papuan Basin

                            145 degrees 12.30" E, 06 degrees 59.69' S

CURRENT STATUS:             Drilling ahead at 1,146 meters (3,760 feet) in
                            sidetrack. Progress 103 meters (338 feet).

                            Plan forward is to continue drilling to the primary target.

PLANNED TOTAL DEPTH:        1,700 m (5,577ft)

OPERATOR:                   InterOil subsidiary SPI (208) Limited

PROSPECT DESCRIPTION:       Step-out well to appraise the extent of the Moose
                            limestone reservoir that had oil shows in the Moose
                            ST-1 well, approximately 4.5 km (3 miles) away.

                            Deeper exploration target of Pale sandstone, two-way dip closure, doubly plunging thrust anticline.

STERLING MUSTANG - 1

TYPE:                       Oil Exploration

LOCATION:                   PPL 238 Eastern Papuan Basin

                            145 degrees 23' 47.82" E, 06 degrees 56' 54.40"S

CURRENT STATUS:             No drilling progress for the week, while remaining
                            drilling equipment was being delivered to the rig site, by barge and helicopter. Rig is scheduled to begin drilling out this week.

PLANNED TOTAL DEPTH:        2,200 m (7,218 ft)

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INTEREST:                   InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                   SPI (208) Limited

PROSPECT DESCRIPTION:       Two-way dip, doubly plunging thrust anticline with
                            Late Cretaceous Pale and Subu quartz sandstones
                            (primary) and Eocene "Mendi" Limestone with fracture porosity (secondary) objectives.

FOR FURTHER INFORMATION:

PLEASE SEE THE INTEROIL WEB SITE AT WWW.INTEROIL.COM

NORTH AMERICA                              AUSTRALASIA
Gary M Duvall                              Anesti Dermedgoglou
Vice President, Corporate Development      Vice President, Investor Relations
InterOil Corporation                       InterOil Corporation
gary.duvall@interoil.com                   anesti@interoil.com
Houston TX USA                             Cairns Qld Australia
Phone: +1 281 292 1800                     Phone: +61 7 4046 4600

Lisa Elliott                               Andy Carroll
DRG&E                                      General Manager, Exploration &
lelliott@drg-e.com                         Production
Phone: +1 713 529 6600                     InterOil Corporation
                                           Phone: +61 2 9279 2000